Argonaut Group, Inc.

10101 Reunion Place, Suite 500

San Antonio, Texas 78216

July 31, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dana Hartz

Jim B. Rosenberg

Ladies and Gentlemen:

Argonaut Group, Inc. (the “Company”) is in receipt of your comment letter dated July 26, 2006, pursuant to which you provided comments to the Company’s 10-K (File No. 000-14950) for the fiscal year ended December 31, 2005. As we discussed today, the Company will provide a written response to these comments not later than August 25, 2006.

If you have any questions or wish to discuss any matter with regard to this letter, please contact me at (210) 321-8450 or Craig Comeaux at (210) 321-8505.

Thank you for your assistance in this matter.

Sincerely,

/s/ Mark W. Haushill
Mark W. Haushill Senior Vice President, Chief Financial Officer and Treasurer